[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2010	bazoff@luselaw.com

May 7, 2013

VIA EDGAR

Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic Coast Financial Corporation (File No. 001-35072)
Proxy Statement on Schedule 14A

Dear Mr. Webb:

On behalf of Atlantic Coast Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Amendment No. 2 to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”). Set forth below are the Company’s responses to the Staff’s comment letter dated May 3, 2013. The responses correspond to the numbered comments in the comment letter. The Proxy Statement has been blacklined to reflect changes from the previous filing.

Background of the Merger, page 19

1. Expand the disclosure on the December 17 Board Meeting to describe in greater detail the presentations by the advisors on the Bond Street and recapitalization proposals.

The disclosure has been expanded as requested on page 22 of the Proxy Statement.

2. Expand the disclosure on the recapitalization proposal and the reasons it was rejected by the 7 directors to be more specific. Further describe the referenced risks of the recapitalization.

The disclosure has been expanded to be more specific as requested on pages 22-23 of the Proxy Statement. In addition, the risks of the recapitalization proposal are described in more detail at the bottom of page 22 and the top of page 23 of the Proxy Statement.

Securities and Exchange Commission

May 7, 2013

Atlantic Coast Financial’s Reasons for the Merger, page 33

3. As previously requested, please note each line item analysis underlying the financial advisor’s opinion that does not appear to support the recommendation of the board, explain its significance, and explain why, despite that analysis, the board is recommending the transaction.

As discussed with the Staff, the disclosure has been revised to include core deposit premium (discount) and a discussion thereof on page 25 of the Proxy Statement.

* * * * *

We trust the foregoing is responsive to the Staff’s comments. Please advise the undersigned at (202) 274-2010 or Richard Garabedian of this office at (202) 274-2030 as soon as possible if you have any further comments.

Respectfully,

/s/ Benjamin Azoff

Benjamin Azoff

Enclosures

cc:	Jessica Livingston, Esq.
G. Thomas Frankland, President and Chief Executive Officer
Thomas B. Wagers, Sr., Senior Vice President and Chief Financial Officer
Richard Garabedian, Esq